
03017615

# We're bringing you our best



Furniture Brands International 2002 Annual Report

Furniture Brands International is the undisputed leader in the home furnishings industry. You know us by six of our industry's best-known brands – Broyhill, Lane, Thomasville, Henredon, Drexel Heritage and Maitland-Smith. We have the broadest range of products and the most aggressive marketing programs in the business. And our distribution network is unmatched: You can find us nearly everywhere. Furniture Brands International. You're Home. We're There.

# Financial Highlights

| *(In thousands, except per share, employee, and statistical data)* | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | **2002** | 2001 | 2000 | 1999 | 1998 |
| From continuing operations: | | | | | |
| Net sales | **$2,397,709** | $1,891,313 | $2,116,239 | $2,088,112 | $1,960,250 |
| Net earnings[1] | **118,831** | 69,959 | 108,351 | 111,910 | 90,077 |
| As a percentage of net sales | **5.0%** | 3.7% | 5.1% | 5.4% | 4.6% |
| Per share of common stock (diluted): | | | | | |
| Net earnings[1] | **$ 2.11** | $ 1.36 | $ 2.15 | $ 2.14 | $ 1.67 |
| Financial condition at year-end:[2] | | | | | |
| Working capital | **$ 652,095** | $ 603,420 | $ 548,463 | $ 518,036 | $ 509,148 |
| Current ratio | **4.3 to 1** | 4.4 to 1 | 4.8 to 1 | 4.4 to 1 | 4.1 to 1 |
| Total assets | **1,567,402** | 1,503,489 | 1,304,838 | 1,288,834 | 1,303,204 |
| Total long-term debt | **374,800** | 454,400 | 462,000 | 535,100 | 589,200 |
| Shareholders' equity | **$ 869,515** | $ 759,659 | $ 583,905 | $ 474,197 | $ 413,509 |
| Average common shares (diluted) | **56,387** | 51,325 | 50,443 | 52,335 | 53,809 |
| Number of employees | **23,600** | 23,850 | 20,700 | 21,400 | 20,700 |

[1] Net earnings before nonrecurring gains and losses, net of taxes and extraordinary item, net of taxes.

[2] 2001 balances reflect the acquisition of substantially all of the assets and liabilities of Henredon Furniture Industries, Inc., Drexel Heritage Furnishings Inc. and Maitland-Smith, Inc. as of December 28, 2001.

Contents

# We're Bringing You Our Best

In everything we do, in everything we are, we're bringing you our best.

The Furniture Brands commitment to excellence shapes every aspect of our business. We offer the best products under the best brand names in our industry. We support those products with the best marketing programs and the best distribution system. Our outstanding management team, by far the best in the furniture industry, is committed to increasing both customer and shareholder value.

In an industry facing many challenges and in a significant state of transition, being good enough is simply not good enough. This is a time when only the best will do, and Furniture Brands stands out as an undisputed industry leader. Our products, our brands, our strong financial condition, our aggressive strategic goals – all are rooted in the simple belief that you deserve our best. Neither our customers nor our investors should settle for anything less.


Broyhill


DREXEL HERITAGE

H E N R E D O N


Lane
HOME FURNISHINGS

MAITLAND-SMITH

Thomasville

# Letter To Our Shareholders

This was a year much improved over last year. In a difficult business environment, I am enormously proud of what Furniture Brands accomplished in 2002.

Sales for the full year 2002 were up 26.8%. Excluding the sales for Henredon, Drexel Heritage and Maitland-Smith, which we acquired as of the close of business on December 28, 2001, the combined sales for our continuing companies – Broyhill, Lane and Thomasville – were up 6.4% for the full year. We also reported diluted net earnings per common share of $2.11, up significantly from the year before.

The results among our companies were very mixed in 2002. Broyhill and Lane – our companies representing the middle-price product categories – turned in combined record sales results for the year, with Lane recording extraordinary performance. The performance of each of those companies was outstanding and indicated impressive market share growth.

At the upper-end, however, the results were very different. After two years of soft business conditions we still have not seen a turn in business at those price points. As a result, the combined sales of Thomasville, Drexel Heritage, Henredon and Maitland-Smith in 2002 were below budgeted levels with negative year-over-year comparisons. Nevertheless, we see evidence of significant pent-up demand at the upper-price levels, and our companies will be fully prepared when the high-end consumer inevitably returns to the marketplace.

Our industry continues to be in a mode of significant transition – something I have described as an upheaval. This is providing great opportunities for our company. The fallout that started on the retail side of our industry in mid-2000 continues. We have not seen those same significant changes on the manufacturing side, but we will. Rationalization is inevitable and we are prepared, as always, to take advantage of resultant market share opportunities as they develop. In the meantime, we are doing what we can to accelerate that process.

As a part of this transition, imports are becoming a defining issue for our industry. It is important to understand why the movement toward sourced products represents such a significant competitive advantage for Furniture Brands. Imports are a wave of the future, but this is not a playing field for the financially weak-at-heart. Investment in inventory, in quality control, and in offshore manufacturing facilities, where appropriate, requires expertise and capital that few companies in our industry possess.

Furniture Brands has an infrastructure in the Far East that has been talked about a lot – it's expensive, but essential to ensure the ongoing integrity of our great brands. Furniture Brands Import Services Organization – formerly called Outlook International – has 160 employees in the Far East, including both American and British nationals who are experienced in furniture manufacturing. This independently owned organization has six offices, including two full-product testing laboratories in southern China and the Philippines, providing services to all of China, the Philippines, Indonesia, Vietnam, Malaysia, Thailand and Taiwan.

We mean business when it comes to quality control and product integrity. Our Import Services structure is one that no other manufacturer has and few, if any, have the resources or the will to replicate. Without a similar structure, quality issues on imports at the mid- and upper-price points will damage the credibility of many of our competitors.

Another extremely important strategic issue, when considering industry transition, is distribution. We have a tight focus on dedicated distribution, including galleries and free-standing stores, throughout all of the Furniture Brands companies. Today, that distribution represents over

13 million square feet of retail-floor selling space and is growing at the rate of approximately 6% per year. The number of free-standing stores stood at approximately 200 at year end and is moving toward a goal of some 400 stores over the next four years.

Each of the Furniture Brands companies has a well-established focus on its own distribution needs. Thomasville and Drexel Heritage will continue to drive their stores development programs. Henredon will continue to do business with its existing quality retailers, but will also develop a stores program in areas where it has inadequate representation – albeit on a much smaller scale than at Thomasville or Drexel Heritage. Broyhill and Lane will continue to develop and support their existing network of galleries and furniture centers within quality retail operations; but they will also establish free-standing Broyhill and Lane stores where they feel it necessary to expand their markets to complement – not to compete with – their existing distribution. Maitland-Smith will continue to pursue its current distribution programs, while providing important product support to Henredon, Drexel Heritage and Thomasville.

A growing retail presence in the form of dedicated space has become even more important as a defense mechanism as imports have become more prevalent in our industry. Other domestic manufacturers may seek to grow their import businesses and compete with us on price. Offshore manufacturers may seek to sell into the domestic market. Domestic retailers may experiment with direct sourcing from offshore manufacturers. We are prepared for all of these possibilities. Our established retail space and our powerful brand names insulate us to a great extent from these competitive pressures. Our opportunities for increased market share have never been better and can only increase as this industry shakedown continues.

Furniture Brands is a different company today than it was three years ago. We have six primary brand names versus three; we have16 fewer domestic manufacturing plants; we have over 20% sourced revenues; we have 160 off-shore quality control and logistics personnel; we have 105 new Furniture Brands store affiliations; and we have the largest market share in the industry. The tough business environment in the latter half of 2000 and throughout all of 2001 and 2002 has made us a better company – leaner, more focused, and better positioned to take advantage of the relative weakness of our competitors. As I have said on several occasions in the past: We are right where we need to be.

While we are never satisfied, we are pleased with our performance in 2002. We have strong conviction that our strategic direction is the best it's ever been. As a result of our size and leverage, our capital structure, our stable of brands, our unequaled management talent, and our precise and aggressive strategic vision for this company, I am more confident than ever that we're on the threshold of something big. The investment community is looking for a break-away company in this industry – a dominant player. We're positioned today to assume that role.

As always, we appreciate the support of our shareholders, our customers and our dedicated employees. As we state in this report, we're committed to bringing you our best. You deserve nothing less.



W.G. (Mickey) Holliman
Chairman of the Board,
President and Chief Executive Officer

# The Best Management

Furniture Brands is committed to recruiting and retaining the best management talent in the furniture industry. The Chief Executive Officers of our six primary operating companies, pictured below, bring a wealth of industry experience and business acumen few companies in any industry can boast.



Dennis R. Burgette
Broyhill Furniture Industries, Inc.

Christian J. Pfaff
Thomasville Furniture Industries, Inc.

C. Jeffrey Young
Drexel Heritage Furniture Industries, Inc.

John T. Foy
Lane Furniture Industries, Inc.

Michael K. Dugan
Henredon Furniture Industries, Inc.

Seamus Bateson
Maitland-Smith Furniture Industries, Inc.

# The Best Management

Dennis Burgette, age 55, spent 12 years in retailing prior to entering the furniture manufacturing industry in 1982 as a marketing manager of upholstered products with the Simmons Company. Dennis joined Action Industries in 1986, later serving as the Vice President of Marketing, and ultimately serving as that company's Executive Vice President. He came to Broyhill Furniture Industries in September of 1998 as President and Chief Operating Officer and was named President and Chief Executive Officer in January of 1999.

Tom Foy, age 54, spent 11 years in retailing prior to entering the furniture industry. Tom was the President of the Selig Manufacturing Company and Senior Vice President and General Manager of the Simmons Company before he joined Action Industries as Vice President of Sales in 1985. He was promoted to Executive Vice President of Sales and Marketing in July of 1995. In October of 1996, he was named President and Chief Executive Officer of Action. Tom was named President and Chief Executive Officer of Lane Furniture Industries in January of 2000.

Chris Pfaff, age 53, began his career in the furniture industry in 1971 upon graduation from college. He spent his first 12 years in retailing with both department and specialty stores. In 1984 he joined Ethan Allen. In 1986 he joined Sklar-Peppler, a Canadian upholstery and case goods manufacturer, ultimately serving as Vice President, Sales and Marketing. In 1989 he joined Broyhill as Vice President of the Premier Division. Chris became Executive Vice President of Thomasville in June of 1997, and President and Chief Executive Officer in January of 1998.

Mike Dugan, age 62, began his career in the consumer electronics field before joining Pennsylvania House as the Marketing Director. In 1979 he left Pennsylvania House as the Vice President of Marketing for the Senior Vice President of Sales and Marketing position at Sperry & Hutchinson Furniture Group. In 1982 he founded the Jamestown Sterling Company where he served as President and Chief Executive Officer until 1987, when he was named President and Chief Executive Officer of Henredon Furniture Industries.

Jeff Young, age 52, spent his entire professional career with Lexington Furniture Industries and its predecessors, Dixie Furniture, Henry Link, Link-Taylor and Young-Hinkle, before resigning in 1999. Jeff held positions in product development, merchandising, and sales before assuming the position of Chief Operating Officer and Executive Vice President. Ultimately Jeff served as Lexington's Chief Executive Officer for six years. He returned to the furniture industry in April of 2002, when he joined Drexel Heritage as President and Chief Executive Officer.

Seamus Bateson, age 52, began his career with Procter and Gamble as the Sales Manager in the United Kingdom. He went to work for the Rubbermaid Corporation and held a variety of senior management positions including Vice President of Rubbermaid Europe, based in Luxembourg, and Vice President of International Sales and Marketing, based in Hudson, Ohio. Seamus was named President of Asia-Pacific for Rubbermaid, based in Singapore, in 1996. He joined Maitland-Smith as President and Chief Executive Officer in June of 1999.



Today the Furniture Brands companies represent some of the most recognizable consumer brand names in any industry.
Consumers seek out brands for their promise of reliability, comfort and prestige – precisely what sets us apart from our competition.

# The Best Brands

six

industry-leading brands

233

distinct furniture collections

Broyhill. Lane. Thomasville. Drexel Heritage. Henredon. Maitland-Smith. We're bringing you the best brands in the furniture industry. Our brands are valuable to retailers because they are highly recognizable and sought by consumers.

Broyhill and Lane are dominant players in the middle-price category, while Thomasville, Drexel Heritage, Henredon and Maitland-Smith are the best brand names in the upper- and premium-price categories. But our brand identity goes beyond our six flagship brands. The divisions of Thomasville – Creative Interiors, Pearson, Hickory Chair, Highland House and Hickory Business Furniture – and the Laneventure division of Lane are all equally well-respected in their important market segments. Henredon and Lane produce furniture for two top-tier consumer brands – Ralph Lauren and Eddie Bauer, respectively – and Thomasville has licensed its name for use on kitchen and bath cabinets sold through The Home Depot.

All of these combine to make up the strongest portfolio of well-known brands in the furniture industry. Our brands are what set us apart – make us special, different from everybody else. The Furniture Brands' powerful family of brands provides us with a unique competitive edge.



Our products are versatile, sophisticated, innovative and in the end, a great value. The Furniture Brands companies cover a broad spectrum of price and style categories. Each company is committed to driving excellence in design as well as a fair and reasonable selling price.

# The Best Products

unmatched

product breadth and quality

over 20%

revenues from the highest-quality imports

We're bringing you the best products. An established business strategy, a strong balance sheet – even the best brand names – are meaningless if the products don't appeal to the retailer and, ultimately, to the furniture consumer. The furniture industry is a fashion business and Furniture Brands has demonstrated an unwavering commitment to keeping its product line fresh, with innovative products conceived by some of the industry's most talented designers.

But in these days of tight money and highly sophisticated consumers, it is not enough for a product simply to look good. Having the best products also means having the best product value. For several years, Furniture Brands has been leading the furniture industry in cost-control efforts, including the movement toward sourcing high quality middle- and upper-priced furniture products from offshore. This change has mandated significant domestic manufacturing adjustments, forcing the permanent closure of sixteen manufacturing facilities and the elimination of over 5,000 jobs in the past two years. These were difficult decisions, but they were mandated by our commitment to higher margins and increased shareholder value.

To maintain a fresh product line at the best possible value, we will continue to reduce our own costs so that we might deliver a better value to the consumer and better margins for our investors.



A consumer with a keen sense of style and value and an appreciation for the most recognizable brands is a powerful force. The Furniture Brands companies commit tens of millions of dollars annually to maintain brand awareness among sophisticated consumers.

# The Best Marketing

$72,000,000

annual advertising spending

3%

of sales

We're bringing you the best marketing programs in the furniture industry.

Furniture Brands has demonstrated a long-standing commitment to the promotion of our brands – through direct advertising by our companies and by extensive advertising support of the quality retailers who represent our products. Our company spent over $72 million last year on advertising, representing 3% of revenues – a percentage which has not changed, even in the difficult business environment of recent years. In addition, the retailers carrying our products spent a multiple of that amount advertising our brands on their own behalf. Although Furniture Brands controls only an 10% share in the residential furniture market, our advertising expenditures represent fully one-third of the industry's total advertising dollars. We have proven our commitment to strengthening our outstanding brand names and the retailers who support them.

The transition in the furniture industry from domestic manufacturing to offshore sourcing – a transition being led aggressively by Furniture Brands companies – will increase the importance of our strong brand names. As we continue to become more of a marketing company and less of a manufacturer, our brands will become an irreplaceable asset, an asset that no other furniture company has and that none can copy.



From large regional retailers in major metropolitan areas to general stores in the smallest of towns, Furniture Brands products are well-represented in thousands of retail locations. This enormous retail presence virtually guarantees consumers access to our products

# The Best Distribution

13,000,000

square feet of dedicated retail space

40%

more than our closest competitor

We're bringing you the best, the broadest, and the most effective distribution system in the furniture industry.

Thomasville and Drexel Heritage are expanding their distribution through the development of an extensive and fast-growing system of free-standing stores. Independently owned by skilled retail entrepreneurs, these stores give Thomasville and Drexel Heritage the best of all worlds – the ability to control retail space without tying up capital or dealing with the myriad problems of the retail business. Broyhill and Lane are building upon their already-successful gallery programs – a store-within-a-store concept that sets their products apart from other manufacturers and tends to generate greater sales per square foot for the retailer. In areas where their products lack representation, Broyhill and Lane also plan to develop their own free-standing stores programs through independent retailers to complement – not to compete with – their existing distribution networks. Henredon and Maitland-Smith continue to distribute their products through high-quality retailers and designer showrooms, and Henredon has already established the first of a very limited number of free-standing stores of its own.

At the end of 2002, the Furniture Brands companies controlled 13 million square feet of dedicated retail space, the equivalent of a retail chain of over 600 stores – considerably more than any single furniture retailer in the nation. As certain retailers experiment with direct sourcing of products from the Far East, the Furniture Brands portfolio of dedicated space will provide significant insulation from competitive pressures.

# The Best Portfolio

Amidst an explanation of our solid financial condition and our bold strategic initiatives, it is appropriate to display what becomes of it all. The following pages represent recent product introductions from each of our six major operating companies – Broyhill, Drexel Heritage, Henredon, Lane, Maitland-Smith and Thomasville. This furniture is among the most thoughtfully designed and most reasonably valued furniture anywhere, and it is sold through quality retailers across the country.

We're bringing you our best – and here it is...


Broyhill

The Yorkshire Market collection, which debuted in October of 2002, was inspired by antiques found in the English country cottages and manors of Yorkshire. Crafted mostly of solid pine and available in three finishes, this collection is fast becoming a Broyhill best-seller.


DREXEL HERITAGE

The Accents Français collection, which debuted in October 2002 under the Drexel brand of Drexel Heritage, effortlessly blends elements of traditional French antiques with touches of the Provençal. The Antique Cherry, Weathered White, and Weathered Black finishes, paper-lined drawers, and hide-away compartments all add to the French élan of Accents Français.


HENREDON
Henredon's "Courchevel" captures all the vibrancy and warmth of French court furniture in a style suitable for today.
Premiering in October 2002, the designs are rendered in knotty walnut, knotty oak, knotty alder and cherry for an acquired-over-time look.


Lane®
HOME FURNISHINGS
The Country Living Collection by Lane is an eclectic combination of wood and upholstery that targets the casual country lifestyle.
Introduced in October of 2002 and inspired by the pages of Country Living magazine, the collection pieces are available in five finishes:
antique pine, coal, maize, chalk and barn red.


MAITLAND-SMITH

Maitland-Smith offers an exciting array of furniture, lighting, accessories and accent furnishings. These pieces are handmade by trained artisans and craftsmen from around the world and combine both traditional and exotic crafting materials with the attention to detail and skill that are hallmarks of Maitland-Smith products.


Thomasville

# Financial Review

Contents

## GENERAL

The following analysis of the results of operations and financial condition of the Company should be read in conjunction with the consolidated financial statements and related notes. In addition, management believes the following factors have had a significant effect on its recent financial statements.

### Acquisition

On December 28, 2001, the Company acquired substantially all of the assets and liabilities of Henredon Furniture Industries, Drexel Heritage Furnishings and Maitland-Smith (HDM). Since the acquisition occurred prior to the last business day of 2001, it is reflected in the Company's consolidated balance sheet as of December 31, 2001; however, the Company's consolidated results of operations for 2001 do not include any of the operations of the acquired companies. The purchase price of the acquisition was $287.6 million, consisting of $177.0 million in cash and 4.0 million shares of the Company's common stock.

### Restructuring

During 2001, the Company implemented a plan to reduce its domestic case goods manufacturing capacity. This plan included the closing of 12 manufacturing facilities and a permanent reduction of approximately 20% of the Company's total employment (prior to the acquisition). Pretax restructuring and impairment charges of $26.4 million were recorded in 2001, consisting of $5.9 million charged to cost of operations, $2.5 million charged to selling, general and administrative expenses and $18.0 million in asset impairment charges.

## RESULTS OF OPERATIONS

As an aid to understanding the Company's results of operations on a comparative basis, the following table has been prepared to set forth certain statements of operations and other data for 2002, 2001, and 2000.

| | *Year Ended December 31,* | | | | | |
|---|---|---|---|---|---|---|
| | ***2002*** | | *2001* | | *2000* | |
| *(Dollars in millions)* | ***Dollars*** | ***% of Net Sales*** | *Dollars* | *% of Net Sales* | *Dollars* | *% of Net Sales* |
| Net sales | **$2,397.7** | **100.0%** | $1,891.3 | 100.0% | $2,116.2 | 100.0% |
| Cost of operations | **1,721.7** | **71.8** | 1,387.6 | 73.4 | 1,529.9 | 72.3 |
| Selling, general and administrative expenses | **424.3** | **17.7** | 330.8 | 17.5 | 335.6 | 15.9 |
| Depreciation and amortization | **49.3** | **2.1** | 55.8 | 2.9 | 58.1 | 2.7 |
| Asset impairment charges | **—** | **—** | 18.0 | 1.0 | — | — |
| Earnings from operations | **202.4** | **8.4** | 99.1 | 5.2 | 192.6 | 9.1 |
| Interest expense | **21.7** | **0.9** | 22.0 | 1.2 | 36.4 | 1.7 |
| Other income, net | **3.7** | **0.2** | 10.6 | 0.6 | 9.8 | 0.4 |
| Earnings before income tax expense and extraordinary item | **184.4** | **7.7** | 87.7 | 4.6 | 166.0 | 7.8 |
| Income tax expense | **65.6** | **2.7** | 29.7 | 1.5 | 57.6 | 2.7 |
| Net earnings before extraordinary item | **$ 118.8** | **5.0%** | $ 58.0 | 3.1% | $ 108.4 | 5.1% |
| Gross profit[1] | **$ 633.6** | **26.4%** | $ 466.8 | 24.7% | $ 546.8 | 25.8% |

[1] The Company believes that gross profit provides useful information regarding a company's financial performance. Gross profit has been calculated by subtracting cost of operations and the portion of depreciation associated with cost of goods sold from net sales.

| | Year Ended December 31, | | |
|---|---|---|---|
| *(Dollars in millions)* | *2002* | *2001* | *2000* |
| Net sales | **$2,397.7** | $1,891.3 | $2,116.2 |
| Cost of operations | **1,721.7** | 1,387.6 | 1,529.9 |
| Depreciation (associated with cost of goods sold) | **42.4** | 36.9 | 39.5 |
| Gross profit | **$ 633.6** | $ 466.8 | $ 546.8 |

**YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001**

Net sales for 2002 were $2,397.7 million compared to $1,891.3 million in 2001, an increase of $506.4 million or 26.8%. Excluding the acquisition of HDM, which the Company acquired as of the close of business on December 28, 2001, the Company's sales (Broyhill, Lane and Thomasville) showed growth of 6.4% for the year. The increase in net sales (excluding the acquired companies) was primarily due to strong performances at the mid-level price points, partially offset by weak activity in the upper-end product categories.

Cost of operations for 2002 was $1,721.7 million compared to $1,387.6 million in 2001. The large increase was the result of the Company's acquisition of HDM. Cost of operations as a percentage of net sales decreased from 73.4% for 2001 to 71.8% for 2002. This decrease was the result of increased plant utilization arising from the sales volume increase, the favorable impact from the 2001 restructuring activities and an increased focus on lower-cost imported products.

Selling, general and administrative expenses increased to $424.3 million in 2002 from $330.8 million in 2001. The large increase was the result of the Company's acquisition of HDM. As a percentage of net sales, selling, general and administrative expenses rose modestly from 17.5% in 2001 to 17.7% in 2002.

Depreciation and amortization for 2002 was $49.3 million compared to $55.8 million in 2001, a decrease of 11.7%. The large decrease occurred because of the adoption of Statement of Financial Accounting Standards No. 142, which eliminated the amortization of goodwill and other intangible assets with indefinite lives. This decrease was partially offset by the acquisition of HDM. The amount of depreciation and amortization attributed to goodwill and other intangible assets with indefinite lives in 2001 was $12.1 million.

Interest expense for 2002 totaled $21.7 million compared to $22.0 million in 2001. The decrease in interest expense reflects the Company's debt reduction program and lower interest rates, partially offset by increased indebtedness due to the acquisition of HDM.

Other income, net for 2002 totaled $3.7 million compared to $10.6 million for 2001. For 2002, other income consisted of interest on short-term investments of $1.2 million and other miscellaneous income and expense items totaling $2.5 million. Other income, net in 2001 included non-operating income of $8.0 million related to the sale of the Company's investment in a company which leases exhibition space to furniture and accessory manufacturers, partially offset by additions to reserves related to certain discontinued operations.

Income tax expense for 2002 totaled $65.6 million, producing an effective tax rate of 35.6% compared with an effective tax rate of 33.8% for 2001. The effective tax rates for both periods were adversely impacted by provisions for state and local income taxes. The effective tax rate for 2001 was favorably impacted by an adjustment to income tax accruals resulting from the completion of certain Federal income tax audits.

Net earnings per common share on a diluted basis were $2.11 and $1.13 for 2002 and 2001, respectively. Weighted average shares used in the calculation of net earnings per common share on a basic and diluted basis were 55,507,000 and 56,387,000 in 2002, respectively, and 50,357,000 and 51,325,000 in 2001, respectively.

Gross profit for 2002 was $633.6 million compared with $466.8 million for 2001, an increase of 35.7%. The increase resulted primarily from the acquisition of HDM. The increase in gross profit margin from 24.7% in 2001 to 26.4% in 2002 was primarily due to increased plant utilization arising from the sales volume increase, the favorable impact from the 2001 restructuring activities, and an increased focus on lower cost imported products. In addition, the high-end products produced by the HDM companies typically generate higher gross margins.

**YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000**

Net sales for 2001 were $1,891.3 million compared to $2,116.2 million in 2000, a decrease of $224.9 million or 10.6%. The decrease in net sales was due to the general economic slowdown which began in the third quarter of 2000, the failure of several large customers and the continuation of an established program of discontinuing relationships with retailers that did not meet the Company's standards.

Cost of operations for 2001 was $1,387.6 million compared to $1,529.9 million for 2000, a decrease of 9.3%. Cost of operations as a percentage of net sales increased from 72.3% for 2000 to 73.4% for 2001 primarily due to decreased plant utilization resulting from the sales volume decrease and a focus on more imported products as well as the restructuring charges.

Selling, general and administrative expenses decreased to $330.8 million in 2001 from $335.6 million in 2000, a decrease of 1.4%. As a percentage of net sales, selling, general and administrative expenses rose from 15.9% in 2000 to 17.5% in 2001 due to the sales decrease, an increase in bad debt expense, and the restructuring charges.

Depreciation and amortization for 2001 was $55.8 million compared to $58.1 million in 2000, a decrease of 4.1%. The decrease in depreciation expense was due to lower capital expenditures and the restructuring.

Interest expense for 2001 totaled $22.0 million compared with $36.4 million in 2000. The decrease in interest expense reflects the Company's debt reduction program and lower interest rates.

Other income, net for 2001 totaled $10.6 million compared to $9.8 million for 2000. For 2001, other income consisted of interest on short-term investments of $0.8 million, other miscellaneous income and expense items totaling $1.8 million and non-operating income of $8.0 million. The non-operating income results from the sale of the Company's investment in a company which leases exhibition space to furniture and accessory manufacturers, partially offset by additions to reserves related to certain discontinued operations.

Income tax expense for 2001 totaled $29.7 million, producing an effective tax rate of 33.8% compared with an effective tax rate of 34.7% for 2000. The effective tax rate for 2001 was favorably impacted by an adjustment to income tax accruals resulting from the completion of certain Federal income tax audits.

Net earnings per common share before extraordinary item on a diluted basis were $1.13 and $2.15 for 2001 and 2000, respectively. Weighted average shares used in the calculation of net earnings per common share on a basic and diluted basis were 50,357,000 and 51,325,000 in 2001, respectively, and 49,532,000 and 50,443,000 in 2000, respectively.

Gross profit for 2001 was $466.8 million compared with $546.8 million for 2000, a decrease of 14.6%. The decrease in gross profit margin to 24.7% in 2001 from 25.8% in 2000 was primarily due to the decreased plant utilization and restructuring charges noted earlier.

## FINANCIAL CONDITION AND LIQUIDITY

### Liquidity

Cash and cash equivalents at December 31, 2002 totaled $15.1 million compared to $15.7 million at December 31, 2001. For 2002, net cash provided by operating activities totaled $112.7 million. Net cash used by investing activities totaled $47.3 million. Net cash used by financing activities totaled $66.0 million.

Working capital was $652.1 million at December 31, 2002 compared to $603.4 million at December 31, 2001. The current ratio was 4.3-to-1 at December 31, 2002 compared to 4.4-to-1 at December 31, 2001. The increase in working capital between years is the result of the Company's expanding import program which has increased inventory levels.

At December 31, 2002, long-term debt totaled $374.8 million compared to $454.4 million at December 31, 2001. The decrease in indebtedness was funded by cash flow from operations. The Company's debt-to-capitalization ratio was 30.1% at December 31, 2002 compared to 37.4% at December 31, 2001.

### Financing Arrangements

To meet short-term capital and other financial requirements, the Company maintains a $630.0 million revolving credit facility with a group of financial institutions. The revolving credit facility allows for the issuance of letters of credit and cash borrowings. Letter of credit outstandings are limited to no more than $150.0 million, with cash borrowings limited only by the facility's maximum availability less letters of credit outstanding. On December 31, 2002, there were $370.0 million in cash borrowings and $35.5 million in letters of credit outstanding, leaving an excess of $224.5 million available under the facility.

Cash borrowings under the revolving credit facility bear interest at a base rate or at an adjusted Eurodollar rate plus an applicable margin which varies, depending upon the type of loan the Company executes. The applicable margin over the base rate and Eurodollar rate is subject to adjustment based upon achieving certain credit ratings. At December 31, 2002, loans outstanding under the revolving credit facility consisted of $360.0 million based on the adjusted Eurodollar rate and $10.0 million based on the base rate, which in conjunction with the interest rate swaps have a weighted average interest rate of 5.07%.

The Company believes that its revolving credit facility, together with cash generated from operations, will be adequate to meet liquidity requirements for the foreseeable future.

## OTHER

### Market Risk

The Company is exposed to market risk from changes in interest rates. The Company's exposure to interest rate risk consists of its floating rate revolving credit facility. This risk is managed using interest rate swaps to fix a portion of the Company's floating rate long-term debt. Based upon a hypothetical ten percent increase in interest rates, the potential impact to the Company's net earnings would be $0.1 million.

### Funded Status of the Defined Benefit Pension Plan

As of December 31, 2002, the accumulated benefit obligation of the Company's defined benefit pension plan exceeded the fair value of the plan's assets. As a result, the Company recognized an additional minimum pension liability of $42.5 million, $26.5 million net of tax. The after tax charge is recorded as a component of other comprehensive income.

**Critical Accounting Policies**

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results are likely to differ from those estimates, but management believes such differences are not significant.

Revenue Recognition – The Company recognizes revenue (sales) when finished goods are shipped, with appropriate provisions for returns and uncollectible accounts.

Allowance for Doubtful Accounts – The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of the Company's customers to make required payments. The allowance for doubtful accounts is based upon the review of specific customer account balances and an overall aging of the accounts receivable.

Inventories – Inventories are stated at the lower of cost (first-in, first-out) or market. Inventories are regularly reviewed for obsolescence and appropriate adjustments recorded, if necessary, to ensure their value is recoverable.

Long-lived Assets – Long-lived assets, which consist primarily of goodwill, trademarks and property, plant and equipment, are reviewed for impairment whenever events or changes in business circumstances indicate the carrying values of the assets may not be recoverable. Impairment losses are recognized if expected future cash flows of the related assets are less than the carrying value.

**Recently Issued Statements of Financial Accounting Standards**

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143, Accounting for Asset Retirement Obligations, effective for fiscal years beginning after June 15, 2002. SFAS No. 143 addresses financial accounting requirements for retirement obligations associated with long-lived assets. The Company does not believe the adoption of this statement will have a material impact on its financial statements.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses the impairment or disposal of long-lived assets and the reporting of discontinued operations. This statement, which must be adopted in 2003, is not expected to have a material impact on the Company's financial statements.

In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which addresses financial accounting and reporting for costs associated with exit and disposal activities initiated after December 31, 2002. The Company does not believe the adoption of this statement will have a material impact on its financial statements.

In November 2002, the FASB issued Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. This interpretation expands the disclosure requirements to be made by a guarantor about its obligations under certain guarantees that it has issued. The disclosure requirements are effective for periods ending after December 15, 2002. FIN 45 also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation for guarantees issued or modified after December 31, 2002. The Company is evaluating the provisions of FIN 45 to determine the impact, if any, on its financial statements.

### Outlook

Order trends in the fourth quarter of 2002 continued to be positive in the middle and upper-middle price categories. While the Company has yet to see such a turnaround at the upper end, the cost savings initiatives undertaken during the year should position it for strong operating profit margin improvement as that price category begins to turn as well. Business overall is expected to be essentially flat for the first half of 2003, with a recovery beginning at mid-year and accelerating through the second half. The Company is currently projecting diluted earnings per common share of $2.40-$2.50 for the full year.

Capital expenditures are forecasted at $40.0 million to $50.0 million for 2003, with depreciation expense anticipated to be approximately $55.0 million. Selling, general and administrative expenses for the year are expected to be 17.75% - 18.25% of net sales. Based upon current interest rates and budgeted debt reduction, interest expense is expected to be approximately $21.0 million for 2003. The Company expects to generate in excess of $100.0 million in cash flow from operations, the majority of which will be used to reduce long-term debt.

### Forward-Looking Statements

The Company herein has made forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include the Company's expected sales, earnings per share, profit margins, and cash flows, the effects of certain manufacturing realignments and other business strategies, the prospects for the overall business environment, and other statements containing the words "expects," "anticipates," "estimates," "believes," and words of similar import. The Company cautions investors that any such forward-looking statements are not guarantees of future performance and that certain factors may cause actual results to differ materially from those in the forward-looking statements. Such factors include, but are not limited to: changes in economic conditions; loss of market share due to competition; failure to anticipate or respond to changes in consumer taste and fashion trends; failure to achieve projected sales; business failures of large customers; distribution and manufacturing realignments and cost savings programs; increased reliance on offshore (import) sourcing of various products; fluctuations in the cost, availability and quality of raw materials; product liability uncertainty; and impairment of goodwill and other intangible assets. Other risk factors may be listed from time to time in the Company's future public releases and SEC reports. Please refer to the Company's Annual Report on Form 10-K for a more detailed explanation of the Company's risk factors.

## CONSOLIDATED BALANCE SHEETS

| *(Dollars in thousands)* | *December 31, 2002* | *December 31, 2001* |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 15,074 | $ 15,707 |
| Receivables, less allowances of $20,751 ($18,841 at December 31, 2001) | 375,050 | 359,493 |
| Inventories (Note 5) | 432,104 | 369,773 |
| Deferred income taxes | 17,768 | 26,160 |
| Prepaid expenses and other current assets | 9,463 | 7,582 |
| Total current assets | 849,459 | 778,715 |
| Property, plant and equipment: | | |
| Land | 22,217 | 18,090 |
| Buildings and improvements | 245,686 | 240,554 |
| Machinery and equipment | 393,034 | 346,460 |
| | 660,937 | 605,104 |
| Less accumulated depreciation | 327,566 | 283,464 |
| Net property, plant and equipment | 333,371 | 321,640 |
| Goodwill (Note 6) | 184,480 | 156,435 |
| Other intangible assets (Note 6) | 171,008 | 210,870 |
| Other assets | 29,084 | 35,829 |
| | $1,567,402 | $1,503,489 |
| **Liabilities and Shareholders' Equity** | | |
| Current liabilities: | | |
| Accounts payable | $ 90,134 | $ 83,508 |
| Accrued employee compensation | 31,531 | 23,815 |
| Accrued interest expense | 3,018 | 2,805 |
| Other accrued expenses | 72,681 | 65,167 |
| Total current liabilities | 197,364 | 175,295 |
| Long-term debt (Note 7) | 374,800 | 454,400 |
| Deferred income taxes | 58,850 | 69,032 |
| Other long-term liabilities | 66,873 | 45,103 |
| Shareholders' equity: | | |
| Preferred stock, authorized 10,000,000 shares, no par value – issued, none | — | — |
| Common stock, authorized 200,000,000 shares, $1.00 stated value – issued 56,277,066 shares at December 31, 2002 and 2001(Note 8) | 56,277 | 56,277 |
| Paid-in capital | 221,696 | 219,469 |
| Retained earnings | 639,334 | 520,503 |
| Accumulated other comprehensive income | (35,917) | (5,108) |
| Treasury stock at cost (627,884 shares at December 31, 2002 and 1,664,666 shares at December 31, 2001) | (11,875) | (31,482) |
| Total shareholders' equity | 869,515 | 759,659 |
| | $1,567,402 | $1,503,489 |

See accompanying notes to consolidated financial statements.

## CONSOLIDATED STATEMENTS OF OPERATIONS

| *(Dollars in thousands except per share data)* | Year Ended December 31, 2002 | 2001 | 2000 |
|---|---|---|---|
| Net sales | **$2,397,709** | $1,891,313 | $2,116,239 |
| Costs and expenses: | | | |
| Cost of operations | **1,721,714** | 1,387,632 | 1,529,874 |
| Selling, general and administrative expenses | **424,329** | 330,835 | 335,596 |
| Depreciation and amortization | **49,266** | 55,767 | 58,155 |
| Asset impairment charges (Note 3) | — | 18,000 | — |
| Earnings from operations | **202,400** | 99,079 | 192,614 |
| Interest expense | **21,732** | 21,984 | 36,389 |
| Other income, net | **3,756** | 10,599 | 9,772 |
| Earnings before income tax expense and extraordinary item | **184,424** | 87,694 | 165,997 |
| Income tax expense (Note 9) | **65,593** | 29,664 | 57,574 |
| Earnings before extraordinary item | **118,831** | 58,030 | 108,423 |
| Extraordinary item – early extinguishment of debt, net of income tax benefit (Note 12) | — | — | (2,522) |
| Net earnings | **$ 118,831** | $ 58,030 | $ 105,901 |
| Earnings per common share – basic (Note 8): | | | |
| Earnings before extraordinary item | **$ 2.14** | $ 1.15 | $ 2.19 |
| Extraordinary item – early extinguishment of debt | — | — | (0.05) |
| Earnings per common share – basic | **$ 2.14** | $ 1.15 | $ 2.14 |
| Earnings per common share – diluted (Note 8): | | | |
| Earnings before extraordinary item | **$ 2.11** | $ 1.13 | $ 2.15 |
| Extraordinary item – early extinguishment of debt | — | — | (0.05) |
| Earnings per common share – diluted | **$ 2.11** | $ 1.13 | $ 2.10 |

See accompanying notes to consolidated financial statements.

| (Dollars in thousands) | Year Ended December 31, 2002 | 2001 | 2000 |
|---|---|---|---|
| Cash flows from operating activities: | $118,831 | $ 58,030 | $ 105,901 |
| Net Earnings | | | |
| Adjustments to reconcile net earnings to net cash provided by operating activities: | | | |
| Net loss on early extinguishment of debt | — | — | 2,522 |
| Depreciation and amortization | 49,266 | 55,767 | 58,155 |
| Asset impairment charges | — | 18,000 | — |
| Other, net (includes gains on sale of investments) | (1,545) | (11,586) | 1,602 |
| (Increase) decrease in receivables | (15,557) | 41,502 | (6,419) |
| (Increase) decrease in inventories | (62,331) | 33,070 | (9,059) |
| Increase in prepaid expenses and intangible and other assets | (22,614) | (6,789) | (7,737) |
| Increase (decrease) in accounts payable, accrued interest expense and other accrued expenses | 30,204 | 7,224 | (9,226) |
| Increase (decrease) in net deferred tax liabilities | 16,270 | (8,356) | (2,788) |
| Increase (decrease) in other long-term liabilities | 212 | (2,156) | (807) |
| Net cash provided by operating activities | 112,736 | 184,706 | 132,144 |
| Cash flows from investing activities: | | | |
| Acquisition of business, net of cash acquired | — | (176,235) | — |
| Proceeds from the disposal of assets | 2,924 | 18,197 | 316 |
| Additions to property, plant and equipment | (50,214) | (22,991) | (53,310) |
| Net cash used by investing activities | (47,290) | (181,029) | (52,994) |
| Cash flows from financing activities: | | | |
| Payments for debt issuance costs | — | — | (2,090) |
| Additions to long-term debt | — | 140,000 | 486,500 |
| Payments of long-term debt | (79,600) | (147,600) | (559,600) |
| Proceeds from the issuance of treasury stock | 13,521 | 5,024 | 3,237 |
| Net cash used by financing activities | (66,079) | (2,576) | (71,953) |
| Net increase (decrease) in cash and cash equivalents | (633) | 1,101 | 7,197 |
| Cash and cash equivalents at beginning of period | 15,707 | 14,606 | 7,409 |
| Cash and cash equivalents at end of period | $ 15,074 | $ 15,707 | $ 14,606 |
| Supplemental Disclosure: | | | |
| Cash payments for income taxes, net | $ 36,807 | $ 26,083 | $ 63,120 |
| Cash payments for interest | $ 20,673 | $ 28,940 | $ 30,873 |
| Issuance of common stock for acquisition | $ — | $ 110,640 | $ — |

See accompanying notes to consolidated financial statements.

## CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

| | Year Ended December 31, | | |
|---|---|---|---|
| *(Dollars in thousands)* | ***2002*** | *2001* | *2000* |
| Common Stock: | | | |
| Beginning balance | **$ 56,277** | $ 52,277 | $ 52,277 |
| Stock issued for acquisition of business | **—** | 4,000 | — |
| Ending balance | **$ 56,277** | $ 56,277 | $ 52,277 |
| Paid-In Capital: | | | |
| Beginning balance | **$219,469** | $118,360 | $120,326 |
| Stock plans activity (Note 8) | **2,227** | (5,531) | (1,966) |
| Stock issued for acquisition of business | **—** | 106,640 | — |
| Ending balance | **$221,696** | $219,469 | $118,360 |
| Retained Earnings: | | | |
| Beginning balance | **$520,503** | $462,473 | $356,572 |
| Net earnings | **118,831** | 58,030 | 105,901 |
| Ending balance | **$639,334** | $520,503 | $462,473 |
| Accumulated Other Comprehensive Income: | | | |
| Beginning balance | **$ (5,108)** | $ — | $ — |
| Other comprehensive income | **(30,809)** | (5,108) | — |
| Ending balance | **$ (35,917)** | $ (5,108) | $ — |
| Treasury Stock: | | | |
| Beginning balance | **$ (31,482)** | $ (49,205) | $ (54,978) |
| Stock plans activity (Note 8) | **19,607** | 17,723 | 5,773 |
| Ending balance | **$ (11,875)** | $ (31,482) | $ (49,205) |
| Total Shareholders' Equity | **$869,515** | $759,659 | $583,905 |
| Comprehensive Income: | | | |
| Net earnings | **$118,831** | $ 58,030 | $105,901 |
| Other comprehensive income, net of tax: | | | |
| Cumulative effect of adopting SFAS No. 133 | **—** | 2,960 | — |
| Financial instruments accounted for as hedges | **(3,872)** | (8,068) | — |
| Minimum pension liability | **(26,512)** | — | — |
| Foreign currency translation | **(425)** | — | — |
| Other comprehensive income | **(30,809)** | (5,108) | — |
| | **$ 88,022** | $ 52,922 | $105,901 |

See accompanying notes to consolidated financial statements.

*(Dollars in thousands except per share data)*

## 1. | THE COMPANY

Furniture Brands International, Inc. (referred to herein as the "Company") is one of the largest home furniture manufacturers in the United States. During the year ended December 31, 2002, the Company had four primary operating subsidiaries: Broyhill Furniture Industries, Inc.; Lane Furniture Industries, Inc.; Thomasville Furniture Industries, Inc. and HDM Furniture Industries, Inc.

On December 28, 2001, the Company acquired through a wholly owned subsidiary – HDM Furniture Industries, Inc. – substantially all of the assets and liabilities of Henredon Furniture Industries, Drexel Heritage Furnishings and Maitland-Smith. Since the acquisition occurred prior to the last business day of 2001, it is reflected in the Company's consolidated balance sheet as of December 31, 2001; however, the Company's consolidated results of operations for 2001 do not include any of the operations of the acquired companies.

Substantially all of the Company's sales are made to unaffiliated furniture retailers. The Company has a diversified customer base with no one customer accounting for 10% or more of consolidated net sales and no particular concentration of credit risk in one economic sector. Foreign operations and net sales are not material.

## 2. | SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies of the Company are set forth below.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reported period. Actual results are likely to differ from those estimates, but management believes such differences are not significant.

### Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries. All material intercompany transactions are eliminated in consolidation. The Company's fiscal year ends on December 31. The operating companies included in the consolidated financial statements report their results of operations as of the Saturday closest to December 31. Accordingly, the results of operations will periodically include a 53-week fiscal year. Fiscal years 2002, 2001, and 2000 were 52-week years. Fiscal year 2003 will include 53 weeks.

### Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents. Short-term investments are recorded at amortized cost, which approximates market.

### Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market. Inventories are regularly reviewed for obsolescence and appropriate adjustments recorded, if necessary, to ensure their value is recoverable.

### Property, Plant and Equipment

Property, plant and equipment are recorded at cost when acquired. Depreciation is calculated using both accelerated and straight-line methods based on the estimated useful lives of the respective assets, which generally range from 3 to 45 years for buildings and improvements and from 3 to 12 years for machinery and equipment. Long-lived assets are reviewed for impairment whenever events or changes in business circumstances indicate the carrying value of the assets may not be recoverable. Impairment losses are recognized if expected future cash flows of the related assets are less than the carrying value.

*(Dollars in thousands except per share data)*

### Intangible Assets

Intangible assets consist of goodwill and trademarks. Effective with the Company's adoption of SFAS No. 142 on January 1, 2002, goodwill and intangible assets with indefinite lives are no longer amortized, but instead tested for impairment. Prior to adoption of SFAS No. 142, goodwill and trademarks were amortized on a straight-line basis over 20 to 40-year periods. Intangible assets will be reviewed for impairment annually or whenever events or changes in business circumstances indicate the carrying value of the assets may not be recoverable. Impairment losses are recognized if future cash flows of the related assets are less than their carrying values.

### Fair Value of Financial Instruments

The Company considers the carrying amounts of cash and cash equivalents, receivables, and accounts payable to approximate fair value because of the short maturity of these financial instruments.

Amounts outstanding under long-term debt agreements are considered to be carried on the financial statements at their estimated fair values because they accrue interest at rates which generally fluctuate with interest rate trends.

The Company periodically uses interest rate swap agreements (derivative financial instruments) to hedge risk associated with its floating rate long-term debt. Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", which requires that all derivative instruments be recorded on the balance sheet as an asset or liability with any gain or loss recorded as a component of accumulated other comprehensive income until recognized in earnings. The fair value of the swap agreements is based upon quoted market prices. The net amount to be paid or received under the interest rate swap agreements is recorded as a component of interest expense. The fair value of the interest rate swap agreements is included in other liabilities as of December 31, 2002 and 2001.

### Revenue Recognition

The Company recognizes sales when finished goods are shipped, with appropriate provisions for returns and uncollectible accounts.

### Advertising Costs

Advertising costs are expensed when advertisements are first aired or distributed. Advertising costs for 2002, 2001 and 2000 were $72,243, $57,453 and $57,111, respectively.

### Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

### Stock-Based Compensation

The Company accounts for stock-based compensation using the intrinsic value method.

### Reclassification

Certain prior-year amounts have been reclassified to conform to the current year presentation.

*(Dollars in thousands except per share data)*

### 3. | RESTRUCTURING AND ASSET IMPAIRMENT CHARGES

During 2001, the Company implemented a plan to reduce its domestic case goods manufacturing capacity. This plan included the closing of 12 manufacturing facilities and a permanent reduction of approximately 20% of the company's total employment. Pretax restructuring and impairment charges of $26,352 were recorded during 2001 of which $18,000 related to a fixed asset impairment charge for properties and machinery and equipment of the closed facilities. The balance, consisting of $5,913 charged to cost of operations and $2,439 charged to selling, general and administrative expenses, related to employee severance and benefits costs and plant shutdown costs.

Real estate with a carrying value of $7,387 and $8,665 was included in other assets as of December 31, 2002 and 2001, respectively. No events occurred during the year ended December 31, 2002 that would indicate the need for a change in the carrying value of these assets.

Restructuring charges included in other accrued expenses were $0 and $1,000 at December 31, 2002 and 2001, respectively.

### 4. | ACQUISITION OF BUSINESS

On December 28, 2001, the Company acquired through a wholly owned subsidiary – HDM Furniture Industries, Inc. – substantially all of the assets and liabilities of Henredon Furniture Industries, Drexel Heritage Furnishings and Maitland-Smith for $287,640. The acquisition established the Company as the residential furniture industry's only full-line resource in all middle and upper price categories. The purchase price, including capitalized expenses of approximately $2,000, consisted of $177,000 paid in cash and four million shares of the Company's common stock valued at $110,640. The value of the common stock issued was determined based on the average market price over the two-day period before and after the terms of the acquisition were agreed to and announced. Since the acquisition occurred prior to the last business day of 2001, it is reflected in the Company's consolidated balance sheet as of December 31, 2001; however, the Company's consolidated results of operations for 2001 do not include any of the operations of the acquired companies.

The fair value of the assets acquired and liabilities assumed at the date of the acquisition were as follows:

| | |
|---|---|
| Accounts receivable | $ 48,998 |
| Inventories | 108,388 |
| Other current assets | 2,522 |
| Property, plant and equipment | 81,843 |
| Goodwill | 28,737 |
| Other intangible assets | 51,100 |
| Other long-term assets | 1,289 |
| Total assets acquired | $322,877 |
| Current liabilities | $ 32,181 |
| Other long-term liabilities | 3,056 |
| Total liabilities assumed | 35,237 |
| Net assets acquired | $287,640 |

*(Dollars in thousands except per share data)*

The total acquisition cost exceeded the fair value of the net assets acquired by $28,737 with such amount being allocated to goodwill. The determination of the final fair values of assets and liabilities resulted in adjustments consisting of changes from initially recorded values as of December 28, 2001 resulting in increases in property, plant and equipment and trademarks of $13,748 and $51,100, respectively. Adjustments to other balance sheet accounts were individually immaterial.

The following unaudited summary, prepared on a pro forma basis, combines the consolidated results of operations of the Company for 2001 and 2000 with those of the acquired companies as if the transaction had occurred at the beginning of each year presented.

| | *Year Ended December 31,* | |
|---|---|---|
| | *2001* | *2000* |
| Net sales | $2,311,647 | $2,620,151 |
| Earnings before extraordinary item | 68,260 | 127,507 |
| Net earnings | $ 68,260 | $ 124,985 |
| Net earnings per common share – diluted: | | |
| Earnings before extraordinary item | $ 1.23 | $ 2.34 |
| Net earnings | $ 1.23 | $ 2.30 |

Such pro forma amounts are not necessarily indicative of what actual consolidated results of operations might have been if the acquisition had been effective at the beginning of each year presented.

## 5. | INVENTORIES

Inventories are summarized as follows:

| | *December 31, 2002* | *December 31, 2001* |
|---|---|---|
| Finished products | **$244,193** | $187,523 |
| Work-in-process | **65,196** | 69,507 |
| Raw materials | **122,715** | 112,743 |
| | **$432,104** | $369,773 |

## 6. | GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and other intangible assets include the following:

| | *December 31, 2002* | *December 31, 2001* |
|---|---|---|
| Goodwill | **$267,218** | $239,173 |
| Less: accumulated amortization | **82,738** | 82,738 |
| Goodwill | **$184,480** | $156,435 |
| | | |
| Trademarks and tradenames | **$207,928** | $156,828 |
| Intangible assets from acquisition | **—** | 90,962 |
| | **207,928** | 247,790 |
| Less: accumulated amortization | **36,920** | 36,920 |
| Other intangible assets | **$171,008** | $210,870 |

*(Dollars in thousands except per share data)*

On January 1, 2002, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 requires that goodwill and other intangible assets with indefinite lives no longer be amortized, but instead be tested annually for impairment or whenever events or changes in business circumstances indicate the carrying value of the assets may not be recoverable. No impairment was recorded in 2002. The Company's other intangible assets consist of trademarks and trade names all having indefinite lives. The following table presents net earnings on a comparative basis, after adjusting to exclude the amortization of goodwill and other intangible assets:

| | *Year Ended December 31,* | | |
|---|---|---|---|
| | **2002** | 2001 | 2000 |
| Earnings before extraordinary item: | | | |
| As reported | **$118,831** | $58,030 | $108,423 |
| Exclude amortization of goodwill and other intangible assets (net of income tax benefit) | — | 11,162 | 11,162 |
| | **$118,831** | $69,192 | $119,585 |
| Net earnings per common share before extraordinary item – basic: | | | |
| As reported | **$ 2.14** | $ 1.15 | $ 2.19 |
| As adjusted | **$ 2.14** | $ 1.37 | $ 2.41 |
| Net earnings per common share before extraordinary item – diluted: | | | |
| As reported | **$ 2.11** | $ 1.13 | $ 2.15 |
| As adjusted | **$ 2.11** | $ 1.35 | $ 2.37 |

## 7. | LONG-TERM DEBT

Long-term debt consists of the following:

| | ***December 31, 2002*** | *December 31, 2001* |
|---|---|---|
| Revolving credit facility (unsecured) | **$ 370,000** | $ 440,000 |
| Other | **4,800** | 14,400 |
| | **$ 374,800** | $ 454,400 |

The following discussion summarizes certain provisions of the long-term debt.

### Revolving Credit Facility

The revolving credit facility is unsecured, with a total commitment of $630,000. The facility allows for issuance of letters of credit and cash borrowings. Letter of credit outstandings are limited to no more than $150,000, with cash borrowings limited only by the facility's maximum availability less letters of credit outstanding.

Currently, for letter of credit issuances, a fee of 0.75% per annum (subject to increase/decrease based upon the Company achieving certain credit ratings from Standard & Poor's and Moody's) is assessed for the account of the lenders ratably. A further fee of 0.125% is assessed on standby letters of credit representing a facing fee. A customary administrative charge for processing letters of credit is also payable to the relevant issuing bank. Letter of credit fees are payable quarterly in arrears.

Cash borrowings under the revolving credit facility bear interest at a base rate or at an adjusted Eurodollar rate plus an applicable margin which varies, depending upon the type of loan the Company executes. The applicable margin over the base rate and adjusted Eurodollar rate is subject to adjustment based upon achieving certain credit ratings. At December 31, 2002, loans outstanding under the revolving credit facility consisted of $360,000 based on the adjusted Eurodollar rate and $10,000 based on the base rate, which in conjunction with the interest rate swaps have a weighted average interest rate of 5.07%.

*(Dollars in thousands except per share data)*

At December 31, 2002, there were $370,000 of cash borrowings and $35,491 in letters of credit outstanding under the revolving credit facility, leaving an excess of $224,509 available under the facility.

The revolving credit facility has no mandatory principal payments; however, the commitment matures on June 7, 2005. The facility requires the Company to meet certain financial covenants including a minimum consolidated net worth ($640,000 as of December 31, 2002) and maximum leverage ratio (ratio of consolidated debt to consolidated EBITDA (as defined in the credit agreement) of 2.75 to 1). In addition, the facility requires repayment upon the occurrence of a change of control of the Company. As of December 31, 2002, the Company was in compliance with all financial covenants.

### Other

Other long-term debt consists of various industrial revenue bonds with interest rates ranging from approximately 6.6% to 9.0%.

### Interest Rate Swap Agreements

In May 2001, in order to reduce the impact of changes in interest rates on its floating rate long-term debt, the Company entered into three interest rate swap agreements each having a notional amount of $100,000 and a termination date in May 2004. The Company pays the counterparties a blended fixed rate of 4.93% per annum and receives payment based upon the floating three-month LIBOR rate.

### Other Information

The Company has no mandatory long-term debt payments until 2005, at which time $370,000 matures.

## 8. | COMMON STOCK

The Company's restated certificate of incorporation includes authorization to issue up to 200 million shares of common stock with a $1.00 per share stated value. As of December 31, 2002, 56,277,066 shares of common stock were issued.

The Company has been authorized by its Board of Directors to repurchase its common stock from time to time in open market or privately negotiated transactions. Common stock repurchases are recorded as treasury stock and may be used for general corporate purposes. As of December 31, 2002, the Company has Board of Directors' authorization for the repurchase of an additional $100,000 of its common stock.

Shares of common stock were reserved for the following purposes at December 31, 2002:

| | *Number of Shares* |
|---|---|
| Common stock options: | |
| Granted | 3,610,984 |
| Available for grant | 3,136,750 |
| | 6,747,734 |

The Company has outstanding option grants pursuant to the 1992 Stock Option Plan and the 1999 Long-Term Incentive Plan. These plans are administered by the Executive Compensation and Stock Option Committee of the Board of Directors and permit certain key employees to be granted nonqualified options, performance-based options, restricted stock, or combinations thereof. Options must be issued at market value on the date of grant and expire in a maximum of ten years. On April 25, 2002, stockholders approved an amendment to the 1999 Long-Term Incentive Plan. The amendment provided for an increase in the number of shares reserved for issuance from 2,250,000 to 4,950,000 shares of common stock.

*(Dollars in thousands except per share data)*

In 2002, the Company issued 40,000 shares of restricted stock. The restricted shares vest over various periods from three to five years. The deferred compensation cost is amortized to expense over the period of time the restrictions are in place and the unamortized portion is classified as a reduction of paid-in-capital in the Company's consolidated balance sheets.

Changes in options granted and outstanding are summarized as follows:

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | **2002** | | 2001 | | 2000 | |
| | Shares | Average Price | Shares | Average Price | Shares | Average Price |
| Beginning of period | **4,298,916** | **$17.55** | 4,345,634 | $13.61 | 4,027,063 | $12.67 |
| Granted | **425,900** | **34.67** | 954,900 | 24.00 | 734,600 | 16.70 |
| Exercised | **(996,782)** | **13.57** | (937,093) | 5.36 | (305,300) | 6.83 |
| Cancelled | **(117,050)** | **27.16** | (64,525) | 24.48 | (110,729) | 18.60 |
| End of period | **3,610,984** | **$20.36** | 4,298,916 | $17.55 | 4,345,634 | $13.61 |
| Exercisable at end of period | **2,038,134** | | 2,324,391 | | 2,591,726 | |
| Weighted average fair value of options granted | | **$18.08** | | $12.40 | | $ 9.52 |

Had compensation cost for the Company's stock-based compensation plan been determined consistent with SFAS No. 123, the Company's net earnings and net earnings per share would have been as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2002** | 2001 | 2000 |
| Net earnings | | | |
| As reported | **$118,831** | $58,030 | $105,901 |
| Pro forma | **113,539** | 52,648 | 101,819 |
| Net earnings per share – basic | | | |
| As reported | **$ 2.14** | $ 1.15 | $ 2.14 |
| Pro forma | **2.05** | 1.05 | 2.06 |
| Net earnings per share – diluted | | | |
| As reported | **$ 2.11** | $ 1.13 | $ 2.10 |
| Pro forma | **2.02** | 1.04 | 2.05 |

The weighted average fair value of options granted is estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

| | **2002** | 2001 | 2000 |
|---|---|---|---|
| Risk free interest rate | **4.3%** | 4.9% | 5.7% |
| Expected dividend yield | **0.0%** | 0.0% | 0.0% |
| Expected life (years) | **6.0** | 6.0 | 7.0 |
| Expected volatility | **49.0%** | 47.0% | 47.0% |

*(Dollars in thousands except per share data)*

Summarized information regarding stock options outstanding and exercisable at December 31, 2002 follows:

| | *Outstanding* | | | *Exercisable* | |
|---|---|---|---|---|---|
| *Range of Exercise Prices* | *Shares* | *Average Contractual Life* | *Average Price* | *Shares* | *Average Price* |
| Up to $10 | 310,084 | 1.6 | $ 7.74 | 310,084 | $ 7.74 |
| $10 - $20 | 1,332,975 | 4.6 | 14.79 | 1,028,675 | 14.23 |
| $20 - $30 | 1,526,025 | 6.1 | 23.79 | 652,575 | 23.59 |
| Over $30 | 441,900 | 7.6 | 34.19 | 46,800 | 31.38 |
| | 3,610,984 | 5.3 | $20.36 | 2,038,134 | $16.63 |

Weighted average shares used in the computation of basic and diluted net earnings per common share for 2002, 2001, and 2000 are as follows:

| | *Year Ended December 31,* | | |
|---|---|---|---|
| | *2002* | *2001* | *2000* |
| Weighted average shares used for basic net earnings per common share | **55,506,837** | 50,356,763 | 49,531,931 |
| Effect of dilutive securities: | | | |
| Stock options | **879,990** | 968,227 | 910,805 |
| Weighted average shares used for diluted net earnings per common share | **56,386,827** | 51,324,990 | 50,442,736 |

Excluded from the computation of diluted net earnings per common share were options to purchase 441,900 and 79,000 shares at an average price of $34.19 and $30.84 per share during 2002 and 2001, respectively. These options have been excluded from the diluted earnings per share calculation since their impact is anti-dilutive.

### 9. | INCOME TAXES

Income tax expense is comprised of the following:

| | *Year Ended December 31,* | | |
|---|---|---|---|
| | *2002* | *2001* | *1990* |
| Current: | | | |
| Federal | **$45,208** | $34,672 | $55,191 |
| State and local | **3,307** | 562 | 5,171 |
| Foreign | **808** | — | — |
| | **49,323** | 35,234 | 60,362 |
| Deferred | **16,270** | (5,570) | (2,788) |
| | **$65,593** | $29,664 | $57,574 |

*(Dollars in thousands except per share data)*

The following table reconciles the differences between the federal corporate statutory rate and the Company's effective income tax rate:

| | *Year Ended December 31,* | | |
|---|---|---|---|
| | ***2002*** | *2001* | *2000* |
| Federal corporate statutory rate | **35.0%** | 35.0% | 35.0% |
| State and local income taxes, net of federal tax benefit | **1.2** | 0.4 | 1.7 |
| Nondeductible amortization of intangible assets | **—** | 2.9 | 1.5 |
| Dividend exclusion | **—** | — | (1.1) |
| Adjustments to income tax accruals | **—** | (4.3) | — |
| Other | **(0.6)** | (0.2) | (2.4) |
| Effective income tax rate | **35.6%** | 33.8% | 34.7% |

The sources of the tax effects for temporary differences that give rise to the deferred tax assets and liabilities were as follows:

| | ***December 31, 2002*** | *December 31, 2001* |
|---|---|---|
| Deferred tax assets attributable to: | | |
| Expense accruals | **$ 15,284** | $ 16,579 |
| Valuation allowances | **13,770** | 16,858 |
| Asset impairment charges | **2,852** | 6,193 |
| Employee pension and other benefit plans | **12,406** | 1,375 |
| Fair market value adjustments – receivables | **—** | 1,453 |
| Other | **1,942** | 2,567 |
| Total deferred tax assets | **46,254** | 45,025 |
| Deferred tax liabilities attributable to: | | |
| Fair value adjustments | **(68,532)** | (73,109) |
| Depreciation | **(10,011)** | (7,828) |
| Inventory costs capitalized | **(1,299)** | — |
| Other | **(7,494)** | (6,960) |
| Total deferred tax liabilities | **(87,336)** | (87,897) |
| Net deferred tax liabilities | **$(41,082)** | $(42,872) |

*(Dollars in thousands except per share data)*

## 10. | EMPLOYEE BENEFITS

The Company sponsors or contributes to retirement plans covering substantially all employees. The total cost of all plans for 2002, 2001, and 2000 was $7,075, $1,425, and $2,090, respectively.

### Company-Sponsored Defined Benefit Plans

Employees are covered primarily by noncontributory plans, funded by Company contributions to trust funds, which are held for the sole benefit of employees. Monthly retirement benefits are based upon service and pay with employees becoming vested upon completion of five years of service.

Annual cost for defined benefit plans is determined using the projected unit credit actuarial method. Prior service cost is amortized on a straight-line basis over the average remaining service period of employees expected to receive benefits.

It is the Company's practice to fund pension costs to the extent that such costs are tax deductible and in accordance with ERISA. The assets of the various plans include corporate equities, government securities, corporate debt securities and insurance contracts. The table below summarizes the funded status of the Company-sponsored defined benefit plans.

| | *December 31, 2002* | *December 31, 2001* |
|---|---|---|
| Change in projected benefit obligation: | | |
| Projected benefit obligation – beginning of year | **$332,181** | $323,511 |
| Service cost | **11,033** | 9,372 |
| Interest cost | **23,378** | 23,315 |
| Plan amendments | **374** | — |
| Actuarial (gain) loss | **1,761** | (4,759) |
| Benefits paid | **(19,443)** | (19,258) |
| Projected benefit obligation – end of year | **$349,284** | $332,181 |
| Change in plan assets: | | |
| Fair value of plan assets – beginning of year | **$320,133** | $354,356 |
| Actual return on plan assets | **(24,771)** | (16,284) |
| Employer contributions | **16,230** | 1,319 |
| Benefits paid | **(19,443)** | (19,258) |
| Fair value of plan assets – end of year | **$292,149** | $320,133 |
| Funded status | **$ (57,135)** | $ (12,048) |
| Fair value adjustment | **(14,292)** | (15,783) |
| Recognition of minimum liability | **(42,487)** | — |
| Unrecognized net actuarial loss | **79,154** | 20,177 |
| Unrecognized prior service cost | **1,033** | 824 |
| Accrued pension cost | **$ (33,727)** | $ (6,830) |

The fair value adjustment relates to the Company's 1992 reorganization.

*(Dollars in thousands except per share data)*

Net periodic pension cost for 2002, 2001, and 2000 included the following components:

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2002** | 2001 | 2000 |
| Service cost-benefits earned during the period | **$ 11,033** | $ 9,372 | $ 8,665 |
| Interest cost on the projected benefit obligation | **23,378** | 23,315 | 22,522 |
| Expected return on plan assets | **(30,544)** | (32,655) | (31,840) |
| Net amortization and deferral | **(1,736)** | (2,291) | (2,914) |
| Net periodic pension (income) expense | **$ 2,131** | $ (2,259) | $ (3,567) |

Actuarial assumptions used to determine costs and benefit obligations are as follows:

| | **2002** | 2001 | 2000 |
|---|---|---|---|
| Expected long-term rate of return on plan assets | **8.50%** | 9.00% | 9.00% |
| Weighted average discount rate | **6.75%** | 7.25% | 7.25% |
| Long-term rate of compensation increase | **4.50%** | 4.50% | 4.50% |

For 2003 the Company intends to adjust the long-term rate of return to 8.00% and the long-term expected rate of compensation increase to 4.00%.

Other Retirement Plans and Benefits

In addition to defined benefit plans, the Company makes contributions to defined contribution plans and sponsors employee savings plans. The cost of these plans is included in the total cost for all plans reflected above.

## 11. | OTHER COMPREHENSIVE INCOME

Other comprehensive income consists of the following:

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2002** | 2001 | 2000 |
| Change in market value of financial instruments accounted for as hedges | **$ (5,957)** | $ (7,858) | $ — |
| Minimum pension liability | **(42,487)** | — | — |
| Foreign currency valuation | **(425)** | — | — |
| | **(48,869)** | (7,858) | — |
| Income tax benefit | **(18,060)** | (2,750) | — |
| | **$(30,809)** | $ (5,108) | $ — |

The components of accumulated other comprehensive income, each presented net of the tax benefit, are as follows:

| | **December 31, 2002** | December 31, 2001 |
|---|---|---|
| Market value of financial instruments accounted for as hedges | **$ (8,980)** | $ (5,108) |
| Minimum pension liability | **(26,512)** | — |
| Foreign currency valuation | **(425)** | — |
| | **$(35,917)** | $ (5,108) |

*(Dollars in thousands except per share data)*

### 12. | EXTRAORDINARY ITEM – EARLY EXTINGUISHMENT OF DEBT

In conjunction with the June 7, 2000 refinancing of an existing secured credit agreement, the Company charged to results of operations $2,522, net of income tax benefit of $1,520, representing the deferred financing fees and expenses pertaining to the refinanced facility. The charge was recorded as an extraordinary item.

### 13. | COMMITMENTS AND CONTINGENT LIABILITIES

Certain of the Company's real properties and equipment are operated under lease agreements. Rental expense under operating leases totaled $26,882, $18,900, and $18,514 for 2002, 2001, and 2000, respectively. Annual minimum payments under operating leases are $22,210 $18,082, $12,203, $9,144, and $8,287 for 2003 through 2007, respectively. Future minimum lease payments under operating leases, reduced by minimum rentals from subleases of $7,875 at December 31, 2002, aggregate $98,281.

In November 2002, the FASB issued Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. This interpretation expands the disclosure requirements to be made by a guarantor about its obligations under certain guarantees that it has issued. The disclosure requirements are effective for periods ending after December 15, 2002. FIN 45 also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation for guarantees issued or modified after December 31, 2002.

The Company has provided guarantees related to store leases for certain independent dealers opening Thomasville Home Furnishings Stores and Drexel Heritage Home Inspiration Stores. The guarantees range from one to fifteen years and generally require the Company to make lease payments in the event of default by the dealer. In the event of default, the Company has the right to assign or assume the lease. The total future lease payments guaranteed at December 31, 2002 were $90,249. The Company believes the risk of significant loss from these lease guarantees is remote.

The Company is or may become a defendant in a number of pending or threatened legal proceedings in the ordinary course of business. In the opinion of management, the ultimate liability, if any, of the Company from all such proceedings will not have a material adverse effect upon the consolidated financial position or results of operations of the Company and its subsidiaries.

### 14. | OTHER INCOME, NET

Other income, net for 2002 consisted of interest on short-term investments of $1,220 and other miscellaneous income and expense items totaling $2,536.

For 2001, other income, net consisted of interest on short-term investments of $844, other miscellaneous income and expense items totaling $1,755 and non-operating income of $8,000. The non-operating income resulted from the sale of the Company's investment in a company which leases exhibition space to furniture and accessory manufacturers, partially offset by additions to reserves related to certain discontinued operations.

For 2000, other income, net consisted of interest on short-term investments of $538, a cash dividend (nonrecurring) of $7,642 received by the Company relating to its minority investment in a company which leases exhibition space to furniture and accessory manufacturers, and other miscellaneous income and expense items totaling $1,592.

*(Dollars in thousands except per share data)*

## 15. | QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Following is a summary of unaudited quarterly information:

| | *Fourth Quarter* | *Third Quarter* | *Second Quarter* | *First Quarter* |
|---|---|---|---|---|
| Year ended December 31, 2002: | | | | |
| Net sales | $595,491 | $563,246 | $604,511 | $634,461 |
| Gross profit | 154,077 | 147,978 | 164,336 | 167,167 |
| Net earnings | $ 29,317 | $ 24,658 | $ 32,085 | $ 32,771 |
| Net earnings per common share: | | | | |
| Basic | $ 0.53 | $ 0.44 | $ 0.58 | $ 0.59 |
| Diluted | $ 0.52 | $ 0.44 | $ 0.57 | $ 0.58 |
| Common stock price range: | | | | |
| High | $ 28.00 | $ 29.00 | $ 42.30 | $ 41.94 |
| Low | $ 19.02 | $ 22.34 | $ 30.25 | $ 32.00 |
| Year ended December 31, 2001: | | | | |
| Net sales | $476,801 | $448,682 | $459,648 | $506,182 |
| Gross profit | 114,417 | 112,321 | 114,725 | 125,331 |
| Net earnings | $ 22,831 | $ 13,871 | $ 1,647 | $ 19,681 |
| Net earnings per common share: | | | | |
| Basic | $ 0.45 | $ 0.27 | $ 0.03 | $ 0.39 |
| Diluted | $ 0.44 | $ 0.27 | $ 0.03 | $ 0.39 |
| Common stock price range: | | | | |
| High | $ 32.41 | $ 29.17 | $ 28.00 | $ 26.76 |
| Low | $ 18.91 | $ 18.25 | $ 22.55 | $ 20.44 |

Earnings per share were computed independently for each of the quarters presented. The sum of the quarters may not equal the total year amount due to the impact of computing average quarterly shares outstanding for each period.

The Company has not paid cash dividends on its common stock during the three years ended December 31, 2002. The closing market price of the Company's common stock on December 31, 2002 was $23.85 per share.

## INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Furniture Brands International, Inc.:

We have audited the accompanying consolidated balance sheets of Furniture Brands International, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Furniture Brands International, Inc. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 6 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" in the year ending December 31, 2002.

KPMG LLP

St. Louis, Missouri
January 22, 2003

| (Dollars in thousands except per share data) | Year Ended December 31, 2002 | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| Summary of operations: | | | | | |
| Net sales | $2,397,709 | $1,891,313 | $2,116,239 | $2,088,112 | $1,960,250 |
| Gross profit | 633,558 | 466,794 | 546,859 | 550,312 | 515,512 |
| Interest expense | 21,732 | 21,984 | 36,389 | 37,577 | 43,455 |
| Earnings before income tax expense and extraordinary item | 184,424 | 87,694 | 165,997 | 176,764 | 152,143 |
| Income tax expense | 65,593 | 29,664 | 57,574 | 64,854 | 54,205 |
| Earnings before extraordinary item | 118,831 | 58,030 | 108,423 | 111,910 | 97,938 |
| Extraordinary item | — | — | (2,522) | — | — |
| Net earnings | $ 118,831 | $ 58,030 | $ 105,901 | $ 111,910 | $ 97,938 |
| Per share of common stock – diluted: | | | | | |
| Earnings before extraordinary item | $ 2.11 | $ 1.13 | $ 2.15 | $ 2.14 | $ 1.82 |
| Extraordinary item | — | — | (0.05) | — | — |
| Net earnings | $ 2.11 | $ 1.13 | $ 2.10 | $ 2.14 | $ 1.82 |
| Weighted average common shares – diluted (in thousands) | 56,387 | 51,325 | 50,443 | 52,335 | 53,809 |
| Other information: | | | | | |
| Working capital | $ 652,095 | $ 603,420 | $ 548,463 | $ 518,036 | $ 509,148 |
| Property, plant and equipment, net | 333,371 | 321,640 | 303,235 | 297,746 | 293,777 |
| Capital expenditures | 50,214 | 22,991 | 53,310 | 48,951 | 44,358 |
| Total assets | 1,567,402 | 1,503,489 | 1,304,838 | 1,288,834 | 1,303,204 |
| Long-term debt | 374,800 | 454,400 | 462,000 | 535,100 | 589,200 |
| Shareholders' equity | $ 869,515 | $ 759,659 | $ 583,905 | $ 474,197 | $ 413,509 |

## BOARD OF DIRECTORS

Katherine Button Bell[2]
*Vice President and Chief Marketing Officer of Emerson Electric Co.*

W.G. (Mickey) Holliman[1]
*Chairman of the Board, President and Chief Executive Officer of the Company*

Bruce A. Karsh[3]
*President and Principal of Oaktree Capital Management, LLC*

Donald Lasater[1, 2, 3]
*Retired Chairman of the Board and Chief Executive Officer of Mercantile Bancorporation, Inc.*

Lee M. Liberman[2*, 3]
*Chairman Emeritus of Laclede Gas Company*

Richard B. Loynd[1*]
*Former Chairman of the Board of the Company*

Albert E. Suter[1, 2, 3*]
*Senior Advisor, Retired Vice Chairman and Chief Operating Officer of Emerson Electric Co.*

### Committees of the Board

[1] *Executive Committee*
[2] *Audit Committee*
[3] *Executive Compensation and Stock Option Committee*
*(* indicates Committee Chairman)*

## PRINCIPAL CORPORATE OFFICERS

W. G. (Mickey) Holliman
*Chairman of the Board, President and Chief Executive Officer*

Lynn Chipperfield
*Senior Vice-President and Chief Administrative Officer*

David P. Howard
*Vice-President, Treasurer and Chief Financial Officer*

Robert L. Kaintz
*Corporate Secretary*

Steven W. Alstadt
*Controller and Chief Accounting Officer*

Jerry L. Lybarger
*General Counsel and Assistant Secretary*

## PRESIDENTS OF OPERATING COMPANIES

Dennis R. Burgette
*Broyhill Furniture Industries, Inc.*

John T. Foy
*Lane Furniture Industries, Inc.*

Christian J. Pfaff
*Thomasville Furniture Industries, Inc.*

Michael K. Dugan
*Henredon Furniture Industries, Inc.*

C. Jeffrey Young
*Drexel Heritage Furniture Industries, Inc.*

Seamus Bateson
*Maitland-Smith Furniture Industries, Inc.*

### Transfer Agent and Registrar for Common Stock

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
Contact us at:
1-800-937-5449 or www.amstock.com

### Exchange Listing

Common shares are listed on the New York Stock Exchange (trading symbol: FBN)

### Corporate Offices

101 South Hanley Road
St. Louis, Missouri 63105-3493
(314) 863-1100

### Annual Meeting

The Annual Meeting of Shareholders will be at 10:00 a.m. on Thursday, April 24, 2003 at the Corporate Offices.

### Form 10 – K Annual Report

Shareholders may obtain a copy of the current Form 10-K filed with the Securities and Exchange Commission by writing to the Secretary of Furniture Brands International at the Corporate Offices.

### Independent Auditors

KPMG LLP
10 S. Broadway, Suite 900
St. Louis, Missouri 63102-1761
(314) 444-1400

### Internet Access

Corporate news releases, Form 10-K and Form 10-Q, the annual report and other information about the Company and its subsidiaries are available through the Company's Internet Web site: **www.furniturebrands.com**

You're Home. We're There.

FurnitureBrands

Furniture Brands International
101 South Hanley Road
St. Louis, MO 63105
TEL: (314) 863-1100
FAX: (314) 863-5306
www.furniturebrands.com